October 24, 2017

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Attention: John Reynolds, Assistant Director Dear Sirs:

Re:	Scandium International Mining Corp.
Form 10-K for the Year Ended December 31, 2016
File No. 000-54416

This letter is in response to the SEC comment letter dated October 17, 2017. We advise as follows in response to the comments set forth in the letter:

Form 10-K for the Fiscal Year Ended December 31, 2017
Item 2. Properties page 26

1.	We have forwarded a CD containing the independent marketing report regarding Scandium supply and demand outlook to your engineer as supplemental information.

2.

In regards to page 31 regarding the offtake agreement with ALCERECO, we advise that the offtake contract does not include a take-or-pay provision. To the extent that the offtake agreement with ALCERECO is discussed and included in future filings, we will include a statement as follows: “The offtake agreement does not provide for a mandatory annual minimum purchase volume of scandium oxide by ALCERECO, and there is no requirement for payment in lieu of purchase.”

We trust the foregoing is satisfactory.

Yours truly,

SCANDIUM INTERNATIONAL MINING CORP.

Per:	/s/ George Putnam
George Putnam, CEO

Letter to SEC Oct 24